Offer to Purchase for Cash

                 All of the Outstanding Shares of Common Stock

                                      of

                                NetWorth, Inc.

                                      at

                             $42.00 Net Per Share

                                      by

                             Compaq - Dallas, Inc.

                         a wholly owned subsidiary of

                          Compaq Computer Corporation

                              -----------------

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME, ON FRIDAY, DECEMBER 8, 1995, UNLESS THE OFFER IS EXTENDED.

                              -----------------

   THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER DESCRIBED HEREIN IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS, AND RECOMMENDS THAT THE COMPANY-2p@'2p@S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                              -----------------

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES"), OF NETWORTH, INC. (THE "COMPANY") WHICH, TOGETHER WITH THE SHARES THEN OWNED BY COMPAQ -DALLAS, INC. ("PURCHASER") WOULD REPRESENT AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS.

                              -----------------

                                   IMPORTANT

     Any shareholder desiring to tender Shares should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it with the certificate(s) representing tendered Shares and all other required documents to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such Shares.

     Any shareholder who desires to tender Shares and cannot deliver such Shares and all other required documents to the Depositary by the expiration of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent, brokers, dealers, commercial banks or trust companies.


                              -----------------

                     The Dealer Manager for the Offer is:

                             MORGAN STANLEY & CO.
                                  Incorporated
November 9, 1995

                               TABLE OF CONTENTS

Section                                                                Page
-------                                                                ----

INTRODUCTION...........................................................    1

1.   Terms of the Offer; Expiration Date...............................    2
2.   Acceptance for Payment and Payment................................    3
3.   Procedure for Tendering Shares....................................    3
4.   Withdrawal Rights.................................................    6
5.   Certain Tax Considerations........................................    6
6.   Price Range of Shares; Dividends..................................    7
7.   Certain Information Concerning the Company........................    7
8.   Certain Information Concerning Purchaser and Parent...............    9
9.   Source and Amount of Funds........................................   10
10.  Background of the Offer; Past Contacts, Transactions or
       Negotiations with the Company; Merger Agreement;
       Other Arrangements..............................................   11
11.  Purpose of the Offer; Plans for the Company.......................   16
12.  Effect of the Offer on the Market for Shares; NASDAQ
       Quotations; Registration under the Exchange Act.................   16
13.  Dividends and Distributions.......................................   17
14.  Extension of Tender Period; Termination; Amendment................   18
15.  Certain Conditions of the Offer...................................   18
16.  Certain Legal Matters; Regulatory Approvals.......................   20
17.  Fees and Expenses.................................................   22
18.  Miscellaneous.....................................................   22

Schedule I  Directors and Executive Officers of Parent and Purchaser



To the Holders of Common Stock of
  NetWorth, Inc.:



                                 INTRODUCTION

     Compaq-Dallas, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Parent"), hereby offers to purchase all outstanding shares of Common Stock, $.01 par value (the "Shares"), of NetWorth, Inc., a Delaware corporation (the "Company"), at $42.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Purchaser will pay all charges and expenses of Morgan Stanley & Co. Incorporated (the "Dealer Manager"), Citibank, N.A. (the "Depositary") and Georgeson & Company Inc. (the "Information Agent") incurred in connection with the Offer. See Section 17.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS HEREINAFTER DEFINED) A NUMBER OF SHARES WHICH, TOGETHER WITH THE SHARES THEN OWNED BY PURCHASER, WOULD REPRESENT AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION"). SEE
SECTION 15.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER DESCRIBED HEREIN IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS, AND RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     COWEN & COMPANY, FINANCIAL ADVISOR TO THE COMPANY, HAS DELIVERED TO THE BOARD OF DIRECTORS OF THE COMPANY ITS WRITTEN OPINION TO THE EFFECT THAT, AS OF THE DATE OF THE MERGER AGREEMENT (AS HEREINAFTER DEFINED), THE $42.00 IN CASH TO BE RECEIVED BY THE HOLDERS OF SHARES IN THE OFFER AND THE MERGER IS FAIR TO SUCH HOLDERS FROM A FINANCIAL POINT OF VIEW. THE FULL TEXT OF THE WRITTEN OPINION OF COWEN & COMPANY CONTAINING THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED AND THE SCOPE OF THE REVIEW UNDERTAKEN IN RENDERING SUCH OPINION AS WELL AS THE LIMITATIONS OF SUCH OPINION IS INCLUDED WITH THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WHICH IS BEING MAILED TO SHAREHOLDERS CONCURRENTLY HEREWITH. SHAREHOLDERS ARE URGED TO READ THE FULL TEXT OF SUCH OPINION IN CONJUNCTION WITH THIS OFFER.

     Based upon information provided by the Company, as of October 30, 1995, there were outstanding 7,714,932 Shares, employee stock options to purchase 735,275 Shares, non-executive director stock options to purchase 36,000 Shares, options held by Ungermann-Bass Networks Inc., a Delaware corporation ("UB Networks"), to purchase 253,875 Shares, and warrants held by UB Networks to purchase 112,043 Shares. Based upon the foregoing, as of October 30, 1995, there were approximately 8,852,125 Shares outstanding on a fully diluted basis. Neither Parent nor Purchaser beneficially owns any Shares. Accordingly, Purchaser believes that the Minimum Condition would be satisfied if approximately 4,426,063 Shares are validly tendered pursuant to the Offer and not withdrawn.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 5, 1995 (the "Merger Agreement") among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger, each outstanding Share (other than Shares held by Parent, or any subsidiary of Parent (including Purchaser) or Shares held by shareholders exercising appraisal rights) will be converted into a right to receive $42.00 in cash. See Section 10.

     The Merger Agreement provides that effective upon acceptance of payment for any Shares pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares beneficially owned by Parent (including Shares accepted for payment) bears to the total number of Shares outstanding.

     The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company.

     Under the General Corporation Law of the State of Delaware ("Delaware Law"), if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser believes it would be able to approve a merger of the Company without a vote of the Company's other shareholders. Otherwise, under Delaware Law and the Company's Certificate of Incorporation, a merger of the Company would require the approval of the holders of a majority of the outstanding Shares. If Purchaser acquires, pursuant to the Offer or otherwise, at least a majority of the outstanding Shares, Purchaser believes it would have sufficient voting power to approve a merger of the Company without the affirmative vote of any other shareholder of the Company. Purchaser further believes that such actions could, under Delaware Law and the Company's Certificate of Incorporation, be taken by written consent without a meeting and without a vote of the other shareholders of the Company. However, there can be no assurance that Purchaser will acquire at least a majority of the outstanding Shares.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     1. Terms of the Offer; Expiration Date. Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay for all Shares that are validly tendered by the Expiration Date and not withdrawn as provided in Section 4. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Friday, December 8, 1995, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     The Offer is subject to certain conditions set forth in Section 15, including satisfaction of the Minimum Condition and expiration or termination of the waiting period applicable to Purchaser's acquisition of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). If any such condition is not satisfied, Purchaser may (i) subject to the Merger Agreement, terminate the Offer and return all tendered Shares to tendering shareholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 4, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered by the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. Purchaser expressly reserves the right to waive the Minimum Condition or any of the other conditions to the Offer and to make any change in the terms or conditions of the Offer; provided that no change may be made which changes the consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to the Minimum Condition and those conditions set forth in Section 15 or amends such conditions in a manner adverse to the Company. For a description of Purchaser's right to extend the period of time during which the Offer is open and to amend, delay or terminate the Offer, see Sections 14 and 15.

     The Company has provided the Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     2. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares validly tendered by the Expiration Date and not withdrawn as soon as practicable after the later of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in Section 15. In addition, Purchaser reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares in order to comply in whole or in part with any applicable law. For a description of Purchaser's right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 14.

     For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in Section 3)), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occur at different times. Under no circumstances will interest be paid by Purchaser on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

     If Purchaser increases the consideration to be paid for Shares pursuant to the Offer, Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at one of the Book-Entry Transfer Facilities), without expense to the tendering shareholder, as promptly as practicable following the expiration or termination of the Offer.

     3. Procedure for Tendering Shares. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary including an Agent's Message (as defined below) if the tendering shareholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (b) the guaranteed delivery procedure described below must be complied with. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility (as hereinafter defined) to and received by the Depositary and forming a part of a book-entry confirmation which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     Book Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company, Midwest Securities Trust Company and Philadelphia Depository Trust Company (collectively referred to as the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to a Book-Entry Transfer Facility does not constitute delivery to the Depositary.

     Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed
(a) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are met:

         (i)  such tender is made by or through an Eligible Institution;

         (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

         (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee or an Agent's Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three National Association of Securities Dealers, Inc. Automated Quotation ("NASDAQ") National Market System trading days after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING THROUGH BOOK-ENTRY TRANSFER FACILITIES, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF CERTIFICATES FOR SHARES ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain shareholders pursuant to the Offer. In order to avoid such backup withholding, each tendering shareholder must provide the Depositary with such shareholder's correct taxpayer identification number and certify that such shareholder is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If a shareholder is a non-resident alien or foreign entity not subject to back-up withholding, the shareholder must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payment.

     By executing a Letter of Transmittal, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies in the manner set forth in the Letter of Transmittal to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and any and all other Shares) or other securities issued or issuable in respect of such Shares on or after November 5, 1995. All such proxies shall be irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon the acceptance for payment of such Shares by Purchaser. Upon such acceptance for payment, all prior proxies and consents granted by such shareholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed by such shareholder (and, if given or executed, will not be deemed to be effective). Such designees of Purchaser will be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's shareholders, by written consent or otherwise. Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser is able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of shareholders then scheduled or acting by written consent without a meeting).

     The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the Offer, as well as the tendering shareholder's representation and warranty that (a) such shareholder owns the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (b) the tender of such Shares complies with Rule 14e-4, and
(c) such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

     All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

     4. Withdrawal Rights. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after January 7, 1996 unless theretofore accepted for payment as provided in this Offer to Purchase. If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

     To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

     5. Certain Tax Considerations. Sales of Shares by shareholders of the Company pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state and local and other tax laws.

     In general, a shareholder will recognize gain or loss equal to the difference between the tax basis of his or her Shares and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if the Shares are capital assets in the hands of the shareholder and will be long-term gain or loss if the holding period for the Shares is more than one year as of the date of the sale of such Shares. Legislation that would reduce the tax rate on long-term capital gain is now pending before the United States Congress but its enactment is uncertain.

     The foregoing discussion may not apply to shareholders who acquired their Shares pursuant to the exercise of stock options or other compensation arrangements with the Company or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR OTHER TAX LAWS.

     6. Price Range of Shares; Dividends. The Shares are traded in the over-the-counter market and are quoted on the NASDAQ National Market System. The following table sets forth for the periods indicated the high and low sale prices per Share as reported on the NASDAQ National Market System, as reported in the Company's Annual Report on Form 10-K for the year ended June 30, 1995 (the "Company 10-K") with respect to the fiscal years ended June 30, 1994 and June 30, 1995 and thereafter as reported in published financial sources. According to the Company 10-K, the Company has not paid cash dividends to date.

                                                High        Low
                                               -------    ------

Fiscal Year Ended June 30, 1994
    First Quarter                              $17       $ 8 1/2
    Second Quarter                              11         7 1/4
    Third Quarter                               13 1/2     8 3/4
    Fourth Quarter                              12 1/4     9 1/2

Fiscal Year Ended June 30, 1995
    First Quarter                               14        10
    Second Quarter                              15 1/2     7 1/4
    Third Quarter                               10 1/2     7 3/8
    Fourth Quarter                              10 3/4     7 3/4

Fiscal Year Ending June 30, 1996
    First Quarter                               21 3/4     8 3/8
    Second Quarter (through November 8, 1995)   41 7/8    18

     On November 3, 1995, the last full day of trading before public announcement of the execution of the Merger Agreement, the reported closing sales price per Share on the NASDAQ National Market System was $34 1/2. On November 8, 1995, the last full day of trading prior to commencement of the Offer, the reported closing sales price per Share on the NASDAQ National Market System was $41.

     SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE
SHARES.

     7. Certain Information Concerning the Company. The Company is a Delaware corporation with its principal executive offices located at 8404 Esters Boulevard, Irving, Texas 75063.

     According to the Company 10-K, the Company is principally engaged in designing, manufacturing, marketing, and supporting NetWare-optimized intelligent hubs, switches and network management products used in client/server local area network systems.

     The Company was organized on January 14, 1985 as a Texas corporation. During fiscal 1993, NetWorth, Inc., a Texas corporation, was reincorporated in the state of Delaware. NetWorth, Inc., a Texas corporation, was merged with NetWorth Operating, Inc., a Delaware corporation formed in fiscal 1993, which became the Texas corporation's successor. NetWorth Operating, Inc. is a wholly owned subsidiary of NetWorth Inc., also a Delaware corporation formed in fiscal 1993.

     The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 10-K and the unaudited financial statements contained in the Company's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 1995 (the "Company 10-Q"), and from information provided by the Company. More comprehensive financial information is included in such 10-K and 10-Q and the other documents filed by the Company with the Securities and Exchange Commission (the "Commission"), and the financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

                                NETWORTH, INC.
                     SELECTED CONSOLIDATED FINANCIAL DATA
                   (In thousands, except per share amounts)
                                                           Three Months Ended,
                                                              September 30
                                Fiscal Year ended June 30,    (unaudited)
                                -------------------------  ------------------
                                 1995     1994    1993       1995     1994
                                ------- ------- ---------  -------  --------
Income Statement Data
Sales.......................... $55,500 $48,615 $29,754    $17,693  $15,701
Gross profit...................  22,056  20,136  14,345      7,601    6,297
Non-recurring items (1)........  24,655     550      --         --       --
Operating income (loss)........ (23,654)  2,239     526      1,547    1,318
Operating income without
  non-recurring items..........   1,001   2,789     526      1,547    1,318
Income (loss) before taxes..... (23,506)  2,608   1,061      1,678    1,116
Net income (loss).............. (22,890)  1,857     678      1,044      715
Net income (loss) per share....   (3.97)    .37     .14        .13      .18
Common and equivalent shares...   5,760   5,052   4,872      7,918    3,906

Balance Sheet Data
Working capital................ $29,116 $36,361 $34,546    $30,498  $32,949
Total assets...................  45,632  48,730  39,016     51,231   46,844
Long-term debt.................     138  22,088      --         93   17,957
Stockholders' equity...........  37,176  18,299  36,479     38,652   19,570

-----------
(1) In 1995, includes acquired in-process research and development expense of $21,628 and merger related expenses of $3,027, in each case arising in connection with the acquisition by the Company of Network Resources Corporation in March 1995. In 1994, represents provision for shareholder litigation of $550.

     The information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available, and information provided by the Company. Although Purchaser does not have any knowledge that would indicate that any statements contained herein based upon such reports, documents and information are untrue, Purchaser does not take any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Purchaser.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Commission in New York (Jacob K. Javits Federal Building, 26 Federal Plaza, New York, New York 10278) and Chicago (Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604). Copies of such material can also be obtained from the Public Reference Section of the Commission in Washington, D.C. 20549, at prescribed rates.

     In the course of the discussions between representatives of Parent and the Company (see Section 10) certain projections of future operating performance were furnished to Parent's representatives. Set forth below is a summary of such projections. The projections should be read together with the financial statements of the Company referred to herein.

                                NETWORTH, INC.
                        PROJECTED FINANCIAL INFORMATION
                   (In thousands, except per share amounts)

                                                    Fiscal Year
                                                  ending June 30,
                                              -------------------
                                                 1996      1997
                                              --------  ---------

Sales........................................ $ 85,193  $135,000
Costs and expenses...........................   75,415   120,000
Income from operations before income taxes...    9,778    15,000
Net income...................................    6,066     9,600
Net income per share.........................      .73      1.07


     THE FOREGOING PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS, AND ARE BASED UPON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESSES OF THE COMPANY WHICH MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN.

     According to the Company, the projections were based principally on the Company's historical growth rate, industry projections of the growth in the overall market for Fast Ethernet products, and assumptions concerning market acceptance of new Fast Ethernet products and a switching product to be introduced by the Company during the periods presented. The projections were prepared by the Company on a stand-alone basis and do not reflect any effect from the Offer and the Merger, including any potential adverse effect on the Company's OEM relationships.

     8. Certain Information Concerning Purchaser and Parent. Purchaser is a Delaware corporation incorporated on November 2, 1995 and to date has engaged in no activities other than those incident to its formation, the execution and delivery of the Merger Agreement and the commencement of the Offer. Purchaser is a wholly-owned subsidiary of Parent. The principal executive offices of Purchaser are located at 20555 SH 249, Houston, Texas 77070.

     Parent is a Delaware corporation. It is principally engaged in designing, developing, manufacturing, and marketing personal computers, PC systems, and related products for sale primarily to business, home, government and education customers. The principal executive offices of Parent are located at 20555 SH 249, Houston, Texas 77070. The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Parent and Purchaser are set forth on Schedule I hereto.

     The following selected consolidated financial data relating to Parent and its subsidiaries has been taken or derived from the audited financial statements contained in Parent's Annual Report on Form 10-K for the year ended December 31, 1994. More comprehensive financial information is included in such Annual Report and the other documents filed by Parent with the Commission, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the same manner as set forth with respect to the Company in Section 7.

                          COMPAQ COMPUTER CORPORATION
                     SELECTED CONSOLIDATED FINANCIAL DATA
                    (In millions, except per share amounts)

                                             Year ended December 31,
                                            ------------------------

                                              1994    1993    1992
                                            ------- ------- -------
Income Statement Data
Sales...................................... $10,866 $ 7,191 $ 4,100
Gross margin...............................   2,727   1,698   1,195
Research and development costs.............     226     169     173
Net income.................................     867     462     213
Earnings per share(1)......................    3.21    1.78     .84
Shares used to compute earnings per share..   270.1   258.9   254.1

Balance Sheet Data
Current assets............................. $ 5,158 $ 3,291 $ 2,318
Total assets...............................   6,166   4,084   3,142
Current liabilities........................   2,013   1,244     960
Long-term debt.............................     300      --      --
Stockholders' equity.......................   3,674   2,654   2,006

---------
(1)  Assuming full dilution.

     Parent is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Parent is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Parent. Such reports, proxy statements and other information should be available for inspection and copying at the offices of the Commission in the same manner as set forth with respect to the Company in
Section 7. Such material should also be available for inspection at the library of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     9. Source and Amount of Funds. The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $380 million. Purchaser will obtain such funds from its general corporate funds and through borrowings from various commercial banks, if needed.

     Purchaser has entered into two credit agreements dated October 31, 1995 with a consortium of banks, with Bank of America as agent and Citibank, N.A. and NationsBank Texas, N.A. as co-agents, pursuant to which the banks have committed to provide revolving loans in an aggregate amount of $1.25 billion for general corporate purposes (the "Credit Agreements"). As of November 9, 1995, no indebtedness is outstanding under the Credit Agreements.

     The Credit Agreements provide for borrowings at stated rates based on:
(i) the Base Rate (as defined in the Credit Agreements), (ii) the Adjusted CD Rate (as defined in the Credit Agreements) plus a margin (ranging from .20% to .325%) based on the aggregate outstanding principal amount of revolving loans, or (iii) the Adjusted London Interbank Offered Rate (as defined in the Credit Agreements) plus a margin (ranging from .20% to .325%) based on the aggregate outstanding principal amount of revolving loans. The existing Credit Agreements mature as follows: (i) $250 million on October 30, 1996 and (ii) $1 billion on October 31, 2000. Under the Credit Agreements Parent pays a fee of .08 to .10% per annum on the average daily amount by which each bank's commitment limit exceeds the aggregate outstanding principal amount of such bank's revolving loans.

     The Credit Agreements contain representations and warranties customary to credit facilities of this nature, including valid corporate existence, the absence of any required governmental or regulatory authorizations or approvals, authorizations, accurate financial statements, use of proceeds, employee matters, environmental conditions and material adverse change. The Credit Agreements also contain certain covenants relating to, among other things, compliance with laws and reporting requirements, use of proceeds and maintenance of net worth.

     In the event there are borrowings under the Credit Agreements described above, Parent believes they will be repaid with funds generated internally by Parent or from other sources.

     A copy of each Credit Agreement is filed as an exhibit to Purchaser's Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"). Reference is made to such exhibit for a more complete description of the terms and conditions of the Credit Agreements.

     10. Background of the Offer; Past Contacts, Transactions or Negotiations with the Company; Merger Agreement; Other Arrangements.

Background of the Offer

     Throughout 1995, Parent evaluated possible business relationships with companies with a strong presence in the ethernet hub market. During this time period, McKinsey & Company, Inc. and Morgan Stanley & Co. Incorporated ("Morgan Stanley") assisted Parent in evaluating such companies.

     In May 1995, Parent was contacted by representatives of the Company to explore a possible OEM relationship. On May 9, 1995, John McHale, President and Chief Executive Officer of the Company, and other senior management of the Company met with representatives of Parent to discuss such business opportunities. Parent and Company did not pursue any business relationship at that time.

     On September 19, 1995, representatives of Parent met with representatives of the Company to evaluate the Company's current products and discuss its plans for the future. Also on September 19, 1995, Parent and the Company executed a confidentiality agreement, pursuant to which Parent agreed to maintain the confidentiality of certain non-public information that was received from the Company in connection with a possible OEM relationship. Parent began considering whether the Company would be a possible acquisition candidate and began to conduct a due diligence investigation of the Company.

     On September 29, 1995, Doug Pushard, Vice President of Internetworking of Parent, and Ed Olkkola, Director of Business Development of Parent, presented an analysis of the Company at a regularly scheduled meeting of the Board of Directors of Parent. The Board of Directors of Parent authorized management to continue to explore this transaction.

     On October 12, 1995, Gary Stimac, Senior Vice President and General Manager of the Systems Division of Parent, and Mr. Pushard met with Mr. McHale to discuss the possibility of a business combination. On October 23 and 24, 1995, representatives of Parent and Morgan Stanley met with representatives of the Company and Cowen & Company ("Cowen"), the financial advisors retained by the Company, to continue Parent's due diligence investigation.

     On October 26, 1995, the Board of Directors of Parent met to consider a possible acquisition of the Company. Following a presentation by Mr. Pushard and representatives of Morgan Stanley, the Board approved an acquisition of the Company subject to certain conditions, including receipt of an opinion of Morgan Stanley as to the fairness of the transaction to Parent from a financial point of view. The Board authorized Eckhard Pfeiffer, the Chief Executive Officer and President of Parent, to negotiate the final terms of the transaction and definitive agreements, subject to certain limitations.

     On November 2, 1995, representatives of the Parent and Morgan Stanley met with representatives of the Company and Cowen to begin negotiating the terms of Parent's proposed acquisition of the Company.

     On Friday, November 3, 1995, the parties agreed on an offer price of $42.00 per Share, subject to successful negotiation of the Merger Agreement. During the following weekend the parties and their counsel continued to negotiate the specific provisions of the Merger Agreement. On November 5, 1995, the Board of Directors of the Company approved the transaction, and the parties executed the Merger Agreement.

The Merger Agreement

     The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to Purchaser's Schedule 14D-1. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept for payment or pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15. Purchaser has agreed that no change in the Offer may be made which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to the Minimum Condition and those conditions described in Section 15 or amends such conditions in a manner adverse to the Company.

     Recommendation. The Board of Directors of the Company has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and
(iii) resolved, subject to their fiduciary duties as advised by counsel, to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the Company's shareholders.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time at which the Company and the Purchaser file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger, Purchaser shall be merged with and into the Company in accordance with Delaware Law. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the "Effective Time"). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will be the surviving corporation (the "Surviving Corporation").

     At the Effective Time, (i) each Share held in the treasury of the Company or owned by Parent or any subsidiary thereof (including Purchaser) shall be cancelled, and no payment shall be made with respect thereto; (ii) each share of common stock of Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in (i) above and except Shares as to which appraisal rights have been exercised (see Section 16), be converted into the right to receive $42.00 per Share in cash without interest.

     The Merger Agreement provides that, at the Effective Time, the certificate of incorporation of Purchaser will be the certificate of incorporation of the Surviving Corporation, except that the name of the Surviving Corporation shall be changed to "NetWorth, Inc."

     Agreements of Parent, Purchaser and the Company. The Merger Agreement provides that effective upon acceptance of payment for any Shares pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares owned by Parent (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause the Parent's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of its incumbent directors.

     If Parent exercises its right to designate directors, Parent currently intends to designate one or more of the following persons to serve as directors of the Company: Hugh Barnes, Doug Pushard, John T. Rose, David J. Schempf, Robert W. Stearns, Gary Stimac, and Daryl J. White. The foregoing information and certain other information contained in this Offer to Purchase and Schedule I hereto and in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") being mailed to stockholders herewith are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     Pursuant to the Merger Agreement, the Company shall cause a meeting of its shareholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger, unless a vote of shareholders by the Company is not required by Delaware Law.

     The Merger Agreement provides that the Company will promptly prepare and file with the Commission under the Exchange Act a proxy statement relating to the Company Stockholder Meeting (the "Proxy Statement"). The Company has agreed to use its best efforts to obtain the necessary approvals by its shareholders of the Merger Agreement and the transactions contemplated thereby. Parent has agreed to vote all Shares then beneficially owned by it in favor of adoption of the Merger Agreement.

     The Company has agreed that, prior to the Effective Time, the Company will not adopt or propose any change in its certificate of incorporation or bylaws; in addition, the Company has agreed that, prior to the Effective Time, the Company will not, and will not permit any of its subsidiaries (each, a "Subsidiary") to (a) merge or consolidate with any other Person or acquire a material amount of assets of any other Person (other than purchases of materials or products in the ordinary course of business consistent with past practice); (b) sell, lease, license or otherwise dispose of any material assets or property to any Person except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practice;
(c) settle or compromise any suit or claims or threatened suit or claim relating to the transactions contemplated under the Merger Agreement; (d) without the prior written consent of Parent, enter into any agreement or amendment to any agreement with International Business Machines Corporation ("IBM") or UB Networks; (e) agree or commit to do any of the foregoing; or
(f) take or agree or commit to take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time.

     Pursuant to the Merger Agreement, the Company has agreed that from the date of the Merger Agreement until the termination thereof, the Company and the Subsidiaries and the officers, directors, employees or other agents of the Company and the Subsidiaries will not directly or indirectly, (i) solicit, initiate or (except as permitted by (ii) below) encourage any Acquisition Proposal (as defined below) or (ii) except as otherwise required by the fiduciary duties of the Board of Directors as advised by counsel, engage in negotiations with, or disclose any non-public information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to, any Person. The Company has agreed to notify Parent promptly after receipt of any Acquisition Proposal or any request for non-public information relating to the Company or any Subsidiary or for access to the properties, books or records of the Company or any Subsidiary by any Person that may be considering making, or has made, an Acquisition Proposal and to keep Parent fully informed of the status and details of any such Acquisition Proposal or request. "Acquisition Proposal" means any offer or proposal for a merger or other business combination involving the Company or any Subsidiary or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any Subsidiary, other than the transactions contemplated by the Merger Agreement.

     Parent, Purchaser and the Company have agreed that for five years after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring up to and including the Effective Time to the extent provided under the Company's certificate of incorporation and bylaws in effect on the date of the Merger Agreement, subject to any limitation imposed from time to time under applicable law. In addition, Parent has agreed that for five years after the Effective Time, Parent will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring up to and including the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. Parent will not be obligated to pay premiums in excess of the amount per annum the Company paid in its last full fiscal year, provided that Parent will guarantee the obligations of the Surviving Company up to an aggregate amount not in excess of the Company's net worth immediately prior to the consummation of the Merger (less any payments made by the Surviving Corporation pursuant to this paragraph).

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto including representations by the Company as to its corporate existence and power, corporate authorizations, governmental authorizations, non-contravention, capitalization, Subsidiaries, Commission filings, financial statements, disclosure documents, absence of certain changes, absence of undisclosed liabilities, litigation, taxes, employee matters, compliance with laws, finders' fees, patents and other proprietary rights, and environmental matters.

     Conditions to the Merger. The obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) if required by Delaware Law, the adoption by the shareholders of the Company of the Merger Agreement in accordance with such law; (ii) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree which is in effect at the Effective Time shall prohibit the consummation of the Merger; and (iv) Purchaser shall have purchased Shares pursuant to the Offer; provided that the foregoing clause (iv) will not be a condition to the obligations of Parent and Purchaser if Purchaser's failure to purchase Shares violates the terms of the Offer.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any approval of the Merger Agreement by the shareholders of the Company, (a) by mutual written consent of the Company and Parent; (b) by either the Company or Parent, if the offer has not been consummated by February 29, 1996; (c) by either the Company or Parent if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; (d) by the Company if the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal which the Board of Directors of the Company has determined is more favorable to the Company's shareholders than the transactions contemplated by the Merger Agreement, or the Board of Directors of the Company shall have withdrawn or materially modified in any manner adverse to Parent its approval or recommendation of the Offer or the Merger; or (e) by the Parent if (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal which the Board of Directors of the Company has determined is more favorable to the Company's shareholders than the transactions contemplated by the Merger Agreement, or the Board of Directors of the Company shall have withdrawn or materially modified in any manner adverse to Parent its approval or recommendation of the Offer or the Merger; (ii) any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent, Purchaser or any affiliate thereof) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least a majority of the outstanding Shares; or
(iii) the failure to consummate the Offer by February 29, 1996 as a result of the Company's breach or failure to perform in any material respect any of its covenants or agreements under the Merger Agreement. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect with no liability on the part of the Company, Parent or Purchaser other than obligations of the Company under certain provisions of the Merger Agreement to pay certain fees to Parent or certain expenses of Parent (as described below) and other than obligations of Parent under certain provisions of the Merger Agreement to pay certain fees to the Company (as described below).

     Fees and Expenses. The Company has agreed in the Merger Agreement that if the Merger Agreement is terminated as a result of the occurrence of any event described in clause (e) under "Termination" above, the Company will pay to Parent, within two business days following such event, a fee equal to $10 million in cash.

     The Company has agreed to pay Parent an amount in immediately available funds equal to Parent's direct out-of-pocket expenses in connection with the transactions contemplated by the Merger Agreement but not in excess of $5 million promptly, but in no event later than two business days, after the termination of the Merger Agreement pursuant to the provisions described in clause (b) under "Termination" above, where the failure to consummate the Offer resulted from any of the representations or warranties of the Company set forth in the Merger Agreement not being true in any material respect as of the date of the Merger Agreement.

     Parent has agreed to pay Company a fee in immediately available funds equal to $10 million promptly, but in no event later than two business days, after the termination of the Merger Agreement pursuant to the provisions described in clause (b) under "Termination" above, where the failure to consummate the Offer resulted from Parent's breach or failure to perform in any material respect any of its covenants or agreements under the Merger Agreement.

     Except as described in the preceding paragraphs, the Merger Agreement provides that the Company, Parent and Purchaser shall each bear all expenses incurred by it in connection with the Merger Agreement and the transactions contemplated thereby.

     Amendment and Waivers. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, and (i) in the case of an amendment, by the Company, Parent and Purchaser or (ii) in the case of a waiver, by the party against whom the waiver is to be effective. After the adoption of the Merger Agreement by the shareholders of the Company, no such amendment or waiver shall alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the Certificate of Incorporation of the Surviving Corporation, or
(iii) any of the terms and conditions of the Merger Agreement if such change would adversely affect the holders of any shares of capital stock of the Company.

Other Arrangements

     Parent has expressed to representatives of the Company that, following consummation of the Offer and the Merger, Parent intends to grant to certain officers and employees of the Company options to purchase common stock of Parent, in amounts and on terms determined in accordance with Parent's customary practices as applicable to similarly situated employees of Parent.

     Parent has reached an oral understanding with Paul Zito, Chief Financial Officer and a Director of the Company, pursuant to which, in lieu of Mr. Zito's existing severance arrangements with the Company, Mr. Zito would agree to remain in his current position until at least the end of the calendar month following consummation of the Merger and, upon Mr. Zito's departure, Parent will pay Mr. Zito the sum of approximately $200,000.

     11. Purpose of the Offer; Plans for the Company. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. If the Purchaser acquires Shares pursuant to the Offer, Purchaser currently intends to promptly exercise its rights under the Merger Agreement to appoint a number of the members of the Board of Directors proportionate to its share ownership. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger and the acquisition of the entire equity interest in the Company.

     In connection with its consideration of the Offer, Purchaser has made a preliminary review, and will continue to review, on the basis of available information, various possible business strategies that it might consider in the event that it acquires control of the Company. Such strategies are expected to include the integration of certain assets or lines of business of the Company with those of Purchaser. If Purchaser acquires Shares pursuant to the Offer then depending upon the number of Shares so acquired, Purchaser intends to conduct a detailed review of the Company and its assets, businesses, operations, properties, policies, corporate structure, capitalization and the responsibilities and qualifications of the Company's management and personnel and consider what, if any, changes Purchaser deems desirable in light of the circumstances which then exist.

     Except as described above or elsewhere in this Offer to Purchase, Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any Subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company's Board of Directors or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

     12. Effect of the Offer on the Market for Shares; NASDAQ Quotations; Registration under the Exchange Act. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer price.

     Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in the NASDAQ National Market System. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in the NASDAQ National Market System, the market for the Shares could be adversely affected. According to NASDAQ's published guidelines, the Shares would not meet the criteria for continued inclusion in the NASDAQ's National Market System if, among other things, the number of publicly-held Shares were less than 200,000, the aggregate market value of the publicly-held Shares were less than $2,000,000 or there were less than two market makers for the Shares. If these standards were not met, quotations might continue to be published in the over-the-counter "additional list" or one of the "local lists" unless, as set forth in NASDAQ's published guidelines, the number of publicly-held Shares (excluding Shares held by officers, directors and beneficial owners of more than 10% of the Shares) were less than 100,000, there were fewer than 300 holders in total, or there were not at least one market maker for the Shares. If the Shares are no longer eligible for NASDAQ quotation, quotations might still be available from other sources.

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with a shareholder's meeting and the related requirement of an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 (the "Securities Act"). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or NASDAQ reporting. Purchaser intends to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

     13. Dividends and Distributions. If on or after November 5, 1995, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) acquire or otherwise cause a reduction in the number of outstanding Shares or (iii) issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on October 30, 1995 of employee stock options, non-executive stock options, options and warrants held by UB Networks outstanding on such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to Purchaser's rights under Section 15, Purchaser may, in its sole discretion, make such adjustments in the purchase price and other terms of the Offer as it deems appropriate including the number or type of securities to be purchased.

     If, on or after November 5, 1995, the Company should declare or pay any dividend on the Shares or any distribution with respect to the Shares (including the issuance of additional Shares or other securities or rights to purchase of any securities) that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser's rights under Section 15, (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

     14. Extension of Tender Period; Termination; Amendment. Purchaser reserves the right, at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions specified in Section 15 shall have been satisfied, (i) to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension or (ii) to amend the Offer in any respect by making a public announcement of such amendment. There can be no assurance that Purchaser will exercise its right to extend or amend the Offer.

     If Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If Purchaser makes a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow shareholders to consider the amended terms of the Offer. In a published release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. The term "business day" shall mean any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     Purchaser also reserves the right, in its sole discretion, in the event any of the conditions specified in Section 15 shall not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares or to terminate the Offer and not accept for payment or pay for Shares.

     If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in Section 4. The reservation by Purchaser of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that Purchaser pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

     Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

     15. Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares, and, subject to the Merger Agreement, may terminate the Offer as provided in Section 14, if (i) the Minimum Condition shall not have been satisfied, (ii) the applicable waiting period under the HSR Act shall not have expired or been terminated or (iii) at any time on or after November 5, 1995, prior to the acceptance for payment of Shares, any of the following conditions exist which, in the sole judgment of Parent in any such case, and regardless of the circumstances (including any action or omission by Parent other than any breach or violation of its covenants or agreements under the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment:

         (a) there shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign or domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares pursuant to the Offer or the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger, (ii) seeking to restrain or prohibit Parent's ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of Parent or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or any of its subsidiaries or affiliates on all matters properly presented to the Company's shareholders, or (iv) seeking to require divestiture by Parent or any of its subsidiaries or affiliates of any Shares, or (v) that otherwise is reasonably likely (A) to have a material adverse effect (a "Material Adverse Effect") on the condition (financial or otherwise), business, assets or results of operations of the Company and its subsidiaries taken as a whole, provided that any changes in the existing OEM or distributor relationships or other existing ordinary course business relationships (which shall in no event include litigation) between the Company, on the one hand, and IBM or UB Networks, on the other hand, shall not be considered in determining whether there has been a Material Adverse Effect, or (B) to materially adversely affect Parent and its subsidiaries, taken as a whole; or

         (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses
    (i) through (v) of paragraph (a) above; or

         (c) any change shall have occurred or been threatened in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the Company or any of its subsidiaries that has had or is reasonably likely to have a Material Adverse Effect; or

         (d) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true in any material respect when made or at any time prior to consummation of the Offer as if made at and as of such time (except as to any representation or warranty which speaks as of a specific date, which must be the true as of such a date); or

         (e) the Merger Agreement shall have been terminated in accordance with its terms; or

         (f) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal which the Board of Directors of the Company has determined is more favorable to the Company's shareholders than the transactions contemplated by the Merger Agreement or the Board of Directors of the Company shall have withdrawn or materially modified in any manner adverse to Parent the Board's approval or recommendation of the Offer or the Merger; or

         (g) any person or group (as defined in Section 13 (d)(3) of the Exchange Act) (other than Parent, Purchaser or any affiliate thereof) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of a majority of the outstanding Shares.

     The foregoing conditions are for the sole benefit of Parent and may be asserted by Parent in its sole discretion or may be waived by Parent in its sole discretion in whole at any time or in part from time to time. The failure by Parent at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Parent concerning the events described in this Section will be final and binding upon all parties.

     16. Certain Legal Matters;  Regulatory Approvals.

     General. Based on its examination of publicly available information filed by the Company with the Commission and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein.
Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under "State Takeover Statutes", such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 15.

     State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and the Company and has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, Purchaser believes that there are reasonable bases for contesting such laws.

     In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal District Court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     If any government official or third party should seek to apply any state takeover law to the Offer or the Merger, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15.

     Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Purchaser filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on November 9, 1995. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 P.M., New York City time, on Friday, November 24, 1995. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order.

     A request is being made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See Section 15. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4. Subject to Section 4, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If Purchaser's acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Purchaser or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws. Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 15 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions and Section 10 for certain termination rights in connection with antitrust suits.

     Appraisal Rights. If the Merger is consummated, shareholders of the Company would have the right to dissent and demand appraisal of their Shares under Delaware Law. Under Delaware Law, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Shareholders should recognize that the value so determined could be higher or lower or the same as the price per Share paid pursuant to the Offer or the consideration per Share paid in the Merger.

     Other. Based upon Purchaser's examination of publicly available information concerning the Company, it appears that the Company and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, Purchaser will seek further information regarding the applicability of any such laws and currently intends to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken prior to completion of the Offer by any such government or governmental authority, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15.

     17. Fees and Expenses. Morgan Stanley is acting as financial advisor to Purchaser and is acting as Dealer Manager in connection with the Offer. Purchaser has agreed to pay Morgan Stanley as compensation for its services as financial advisor and as Dealer Manager in connection with the Offer a fee of $2.9 million. Purchaser has also agreed to reimburse Morgan Stanley for certain out-of-pocket expenses incurred in connection with the Offer (including the fees and disbursements of outside counsel) and to indemnify Morgan Stanley against certain liabilities, including certain liabilities under the federal securities laws.

     Purchaser has retained Georgeson & Company Inc. to act as the Information Agent and Citibank, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

     Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depository) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

     18. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the Commission in the manner set forth in Section 7 of this Offer to Purchase (except that such information will not be available at the regional offices of the Commission).

                                        COMPAQ-DALLAS, INC.

November 9, 1995



                                                                 SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS


     1. Directors and Executive Officers of Parent. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Parent and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 20555 SH 249, Houston, Texas 77070. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Purchaser. All directors and officers listed below are citizens of the United States except Eckhard Pfeiffer, Andreas Barth and Hans W. Gutsch, who are citizens of Germany. Directors are identified by an asterisk.

                              Present Principal Occupation or Employment
           Name                    and Five-Year Employment History
           ----               ----------------------------------------------

Benjamin M.  Rosen*.......... Chairman of the Board of Directors since 1983;
                              Chairman of Rosen Motors since 1993; Chairman of the Board of Sevin Rosen Management Company, a venture capital firm, since 1981. Age 62.


Eckhard Pfeiffer*............ President and Chief Executive Officer since
                              October 1991; President, Europe and
                              International Division May 1989 to January 1991; Executive Vice President and Chief Operating Officer from January 1991 to October 1991. Age 54.


Robert Ted Enloe, III*....... President and Chief Executive Officer of Liberte
                              Investors since 1975; President of L&N Housing Corp. from 1981 to April 1992; President of Lomas Financial Corporation from 1975 to September 1991. Age 56.


George H. Heilmeier*......... President and Chief Executive Officer of Bell
                              Communications Research, Inc. since 1991; Senior Vice President and Chief Technical Officer of Texas Instruments, Inc. from 1983 to 1991. Age 58.


George E.R. Kinnear II*...... Chairman Emeritus of the Board of the Retired
                              Officers Association of the United States;
                              Executive Vice President of the University of New Hampshire from November 1988 to January 1992. Age 67.


Peter N. Larson*............. Chief Executive of Brunswick Corporation since
                              April 1995 and Chairman of the Board of
                              Brunswick Corporation since October 1995;
                              Company Group Chairman of Johnson & Johnson from 1991 to October 1994; Worldwide Chairman of the Consumer Personal Care Group of Johnson & Johnson from October 1994 to April 1995. Age 55.


Kenneth L. Lay*.............. Chairman of the Board and Chief Executive
                              Officer of Enron Corp. since February 1986. Age
                              52.


Kenneth Roman*............... Executive Vice President of American Express in
                              charge of Corporate Affairs and Communications from 1989 to 1991. Age 64.


Lawrence T. Babbio*.......... Vice Chairman of Bell Atlantic Corporation since
                              January 1995; President of Bell Atlantic Mobile Systems from 1990 to 1991; Chairman, President and Chief Executive Officer of Bell Atlantic Enterprises International, Inc., from 1991 to 1994; Executive Vice President and Chief Operating Officer of Bell Atlantic Corporation from 1994 to January 1995. Age 50.


Andreas Barth................ Senior Vice President, Europe, Middle East and
                              Africa since December 1991; Managing Director of Compaq Computer GmbH from February 1988 to December 1990; Vice President, Central Europe from December 1990 to January 1991; Vice President, Europe from January 1991 to December 1991. Age 50.


Ross A.  Cooley.............. Senior Vice President, North America since
                              December 1991; Vice President, Sales and
                              Service, from September 1989 to January 1991; Vice President, North America, from January 1991 to December 1991. Age 54.


Wilson D. Fargo.............. Senior Vice President, General Counsel and
                              Secretary since May 1989. Age 51.


Hans W. Gutsch............... Senior Vice President, Human Resources, since
                              November 1994; Director of Human Resources for Europe from 1988 to June 1992; Vice President, Human Resources, Europe from June 1992 to January 1993; Vice President, Human Resources and Environment, Europe, Middle East and Africa from January 1993 to November 1994. Age 52.


Michael D. Heil.............. Senior Vice President, Consumer Products
                              Division, since September 1995; President of L.A. Cellular Telephone Co. from May 1989 to March 1995. Age 48.


Gregory E. Petsch............ Senior Vice President, Corporate Operations
                              since July 1993;  Vice President, CPU
                              Manufacturing, from May 1989 to November 1991; Vice President, from November 1991 to July 1993; Senior Vice President, Personal Computer Division, Manufacturing, from April 1993 to July 1993. Age 45.


John T. Rose................. Senior Vice President, Desktop PC Division,
                              since July 1993; Vice President of Digital
                              Equipment Corporation's Personal Computing
                              Systems Business prior thereto. Age 50.


Gary Stimac.................. Senior Vice President, Systems Division since
                              October 1991; Senior Vice President, Systems
                              Engineering, from May 1989 to October 1991. Age
                              44.


Daryl J. White............... Senior Vice President, Finance and Chief
                              Financial Officer since May 1989;  Vice
                              President, Finance and Chief Financial Officer, from October 1988 to May 1989. Age 48.


Michael Winkler.............. Senior Vice President, Portable PC Division
                              since November 1995; Vice President and General Manager, Xerox Corporation, to 1991; Vice President of Toshiba America Information Systems and General Manager of Computer Systems Division from 1991 to August 1995. Age 50.


David J. Schempf............. Vice President, Corporate Finance, Corporate
                              Controller, and Treasurer since November 1992; Vice President and Corporate Controller from May 1989 to November 1992. Age 40.


Robert W. Stearns............ Vice President, Corporate Development, since
                              July 1993; Vice President, Corporate Marketing, with Motorola/Codex from September 1986 to August 1992; consultant with McKinsey & Co. from August 1992 to July 1993. Age 45.


John W. White................ Vice President and Chief Information Officer
                              since February 1994; Vice President of Texas Instruments, Inc. and President of its Information Technology Group prior thereto. Age 57.


     2. Directors and Executive Officers of Purchaser. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Purchaser and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 20555 SH 249, Houston, Texas 77070. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.


      Employment and                Present Principal Occupation or
 Name and Business Address           Five-Year Employment History
 -------------------------          -------------------------------


Gary Stimac*................. President of Purchaser.  Senior Vice President,
                              Systems Division, of Parent since October 1991; Senior Vice President, Systems Engineering from May 1989 to October 1991. Age 44.


David J. Schempf*............ Treasurer of Purchaser. Treasurer of Parent
                              since November 1992; Vice President and
                              Corporate Controller of Parent since May 1989. Age 40.


Doug Pushard*................ Vice President, Internetworking Products Group,
                              a division of Parent, since June 1995; Manager of Product Marketing, May 1989 to May 1992; Director of Strategic Planning from May 1992 to June 1995. Age 39.


Wilson D. Fargo.............. Secretary of Purchaser.  Senior Vice President,
                              General Counsel and Secretary of Parent since May 1989. Age 51.



     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

                       The Depositary for the Offer is:

                                Citibank, N.A.

    By Mail:          By Facsimile Transmission:          By Hand:
  Citibank, N.A.     (For Eligible Institutions Only)   Citibank, N.A.
 c/o Citicorp Data            (201) 262-3240        Corporate Trust Window
 Distribution Inc.                                111 Wall Street, 5th Floor
   P.O. Box 7072                                      New York, New York
Paramus, New Jersey 07653

By Overnight Courier:      Confirm By Telephone:         By Facsimile:
   Citibank, N.A.              (800) 422-2066            (201) 262-3240
 c/o Citicorp Data
 Distribution Inc.
  404 Sette Drive
Paramus, New Jersey  07652


     Questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.


                    The Information Agent for the Offer is:

                                   GEORGESON
                                & COMPANY, INC.
                         CALL TOLL FREE (800) 223-2064
                               Wall Street Plaza
                           New York, New York 10005
                         (212) 509-6240 (call collect)
                            Banks and Brokers call
                                (212) 440-9800


                            The Dealer Manager is:
                             MORGAN STANLEY & CO.
                                 Incorporated
                                 1585 Broadway
                           New York, New York 10036
                                (212) 761-6409
                    CALL TOLL FREE (800) 223-2440 ext. 6409